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[COMMUNITY VALLEY BANCORP LETTERHEAD]

December 23, 2008

Mr. William Friar
Senior Financial Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:
Community Valley Bancorp
Preliminary Proxy Statement on Schedule 14A
File No. 000-51678

Dear Mr. Friar:

This letter shall confirm that:

  •
  The Company is no longer proceeding with participation in the Capital Purchase Program of the Troubled Assets Repurchase Program of the United States Treasury ("CPP"),

  •
  The Company has revised the proxy filing to delete references to the Company's participation in CPP and delete the pro forma financial information therein as permitted pursuant to Instruction 1 to Item 13 of Schedule 14A as such information is not deemed material because the Company has no present intent to issue preferred stock.

  •
  The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the revised Preliminary Proxy Statement on Schedule 14A;

  •
  The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COMMUNITY VALLEY BANCORP

By:	/s/ KEITH C. ROBBINS Keith C. Robbins Chief Executive Officer
cc:
Laura Dean-Richardson, Esq.
Gary Steven Findley & Associates

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